ALTERNET SYSTEMS INC.
610-815 West Hastings Street
Vancouver BC
V6C 1B4
Tel: 604-608-2540

January 22, 2007

Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC
20549

Re:	Alternet Systems Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed March 30 2006 and Form10KSB/A filed on January 22 2007

Dear Kathy

It was a pleasure speaking with you regarding the correct consent letter our auditors should include in our Form 10KSB filings.

In response to our conversation, we have filed a further amendment to our 10KSB filing (Amendment No. 3) which includes the revised auditors' consent letter attached as exhibit 23.1

Should you have any further questions, please do not hesitate to contact me at anytime. Thank you for your time in this matter.

Yours truly,

ALTERNET SYSTEMS INC.

Griffin Jones,

Director and Secretary